                                                   -----------------------------
                                                   OMB APPROVAL
                                                   OMB Number:        3235-0145
                                                   Expires:     August 31, 1999
                                                   Estimated average burden
                                                   hours per response.... 14.90
                                                   -----------------------------



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                               NationsRent, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  638588 10 3
        ---------------------------------------------------------------
                                (CUSIP Number)

   E. Michael Greaney, Esq., Gibson, Dunn & Crutcher LLP, 200 Park Avenue,
                                 NY, NY 10166
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 2, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 638588 10 3            SCHEDULE 13D                   Page  2  of  21
         ------------                                                ---    ----


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Taunus Corporation        I.R.S. Identification No. 134060471
                                                          ---------
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          53,200
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             22,222,222
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          53,200
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,888,889
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      22,275,422
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 638588 10 3            SCHEDULE 13D                   Page  3  of  21
         ------------                                                ---    ----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      DB Capital Investors, L.P     I.R.S. Identification No. 134060471
                                                              ---------
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             22,222,222
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,888,889
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      22,222,222
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 638588 10 3                                         Page 4 of 21
         -----------------                                        ---  ----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DB Capital Partners, Inc.        I.R.S. Identification No. 13-2725387
                                                                 ----------
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          22,222,222
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,888,889
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      22,222,222

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 638588 10 3                                         Page 5 of 21
         -----------------                                        ---  ----


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DB Capital Partners, L.P.        I.R.S. Identification No. 52-2046858
                                                                 ----------
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    22,222,222

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   8,888,889

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      22,222,222

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 638588 10 3             SCHEDULE 13D                  Page  6  of  21
          -----------                                                ---    ----

This Schedule 13D is being filed pursuant to Rule 13d-1(a)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Taunus Corporation ("Taunus"), DB Capital Investors, L.P. ("DBCI"), DB Capital Partners, Inc. ("DBCP Inc.") and DB Capital Partners, L.P. ("DBCP L.P." and collectively with Taunus, DBCI and DBCP Inc., the "Reporting Persons") to report the acquisition by DBCI of beneficial ownership of in excess of five percent (5%) of the Common Stock of NationsRent, Inc. as a result of the acquisition by DBCI of shares of Convertible Preferred Stock, Series B, of NationsRent, Inc. (the "Series B Preferred Stock") on August 2, 2000 that are convertible into 8,888,889 shares of Common Stock (the "DBCI Series B Preferred Shares"). NR2 Holdings Limited, J.P. Morgan Capital Corporation and Sixty Wall Street Fund, L.P. (the "Other Series B Purchasers") concurrently have acquired shares of Series B Preferred Stock that are convertible into 13,333,333 shares of Common Stock (the "Other Series B Preferred Shares"). Pursuant to a Preferred Stockholders Agreement, dated August 2, 2000, DBCI and the Other Series B Purchasers have entered into an agreement regarding the manner in which their shares of Series B Preferred Stock will be voted as to the election of members of the Board of Directors of NationsRent, Inc. that the holders of the Series B Preferred Stock are entitled to elect pursuant to the terms of the Series B Preferred Stock (the "Series B Voting Agreement"). As a result of the Series B Voting Agreement, DBCI and the Other Series B Purchasers may be considered a group (the "13D Group") for purposes of Rule 13d-5(b)(1) under the Exchange Act. Accordingly, the 13D Group may be deemed to be the beneficial owner of the shares of Series B Preferred Stock owned by each member of the 13D Group and each member of the 13D Group may be deemed to share beneficial ownership of the shares of Series B Preferred Stock owned by each other member of the 13D Group. DBCI disclaims beneficial ownership of the Other Series B Preferred Shares, except to the extent that such beneficial ownership may arise as a result of the Series B Voting Agreement.

Item 1.  Security and Issuer.

This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of NationsRent, Inc., a Delaware corporation ("NationsRent"). The address of the principal executive offices of NationsRent is 450 E. Las Olas Blvd., Suite 1400, Ft. Lauderdale, FL 33301.

Item 2.  Identity and Background.

For information with respect to the identity and background of the general partner of DBCI, the general partner of DBCP L. P., each executive officer and director of DBCP Inc. and each executive officer and director of Taunus, see
Schedule I attached hereto.

(a)  Name of Person Filing

     (i)   Taunus Corporation

     (ii)  DB Capital Investors, L.P.

     (iii) DB Capital Partners, Inc.

     (iv)  DB Capital Partners, L.P.

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  7  of   21

          -----------                                               ----    ----

     (v) Other members of the 13D Group, which are filing separately pursuant to Rule 13d-1(k)(2) under the Exchange Act, are NR2 Holdings Limited, J. P. Morgan Capital Corporation and Sixty Wall Street Fund, L.P.

(b)  Place of Organization

     (i)   Delaware

     (ii)  Delaware

     (iii) Delaware

     (iv)  Delaware

(c)  Principal Business

     The principal business of Taunus is to function as a holding company for Deutsche Bank AG's United States operations. DBCI is an indirect wholly-owned subsidiary of Taunus and its principal business is to function as a merchant banking arm of Deutsche Bank AG. DBCP L.P. is the general partner of DBCI. DBCP Inc. is the general partner of DBCP L.P. The principal business of each of DBCP L.P. and DBCP Inc. is to serve as a holding company.

(d)  Address of Principal Business and Principal Office

     (i)   Taunus Corporation
           31 West 52nd Street
           New York, New York, 10019

     (ii)  DB Capital Investors, L.P.
           130 Liberty Street
           New York, New York 10006

     (iii) DB Capital Partners, Inc.
           130 Liberty Street
           New York, New York 10006

     (iv)  DB Capital Partners, L.P.
           130 Liberty Street
           New York, New York 10006

(e)  Legal Proceedings

     During the last five years, none of the Reporting Persons, nor, to their best knowledge, any person identified on Schedule I, have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the DBCI Series B Preferred Shares is working capital of DBCI. The total purchase price for the DBCI Series B Preferred Shares was $40 million.

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  8   of  21
          -----------                                               ----    ----

Item 4.  Purpose of Transaction.

NationsRent issued the Series B Preferred Stock in order to obtain funds to repay certain indebtedness, for capital expenditures and for other general corporate purposes (including advertising and branding of its stores). The DBCI Series B Preferred Shares acquired by the Reporting Persons were acquired for the purpose of investment.

Pursuant to the Preferred Stock Purchase Agreement among DBCI, the Other Series B Purchasers and NationsRent dated August 2, 2000 (the "Series B Purchase Agreement"), DBCI and the Other Series B Purchasers acquired from NationsRent on August 2, 2000 shares of Series B Preferred Stock convertible into an aggregate of 22,222,222 shares of Common Stock (8,888,889 for DBCI, 6,666,667 for J.P. Morgan Capital Corporation, 2,222,222 for Sixty Wall Street Fund, L.P. and 4,444,444 for NR2 Holdings Limited). The closing of the purchase of shares of Series B Preferred Stock convertible into an aggregate of 11,555,555 shares of Common Stock (4,622,222 for DBCI, 3,466,667 for J.P. Morgan Capital Corporation, 1,155,555 for Sixty Wall Street Fund, L.P. and 2,311,111 for NR2 Holdings Limited) took place on August 2, 2000. DBCI and the Other Series B Purchasers have the right (and the obligation) to consummate the closing of the purchase of shares of Series B Preferred Stock (the "Second Preferred Shares") that will be convertible into an aggregate of 10,666,667 shares of Common Stock (4,266,667 for DBCI, 3,200,000 for J.P. Morgan Capital Corporation, 1,066,667 for Sixty Wall Street Fund, L.P. and 2,133,333 for NR2 Holdings Limited) following approval by NationsRent's stockholders of the issuance of such shares in accordance with the listing requirements of the New York Stock Exchange ("Stockholder Approval"). Persons having a majority of the voting power of the outstanding shares of Common Stock and Series A Convertible Preferred Stock (which vote together as a single class on such matter) have executed and delivered to NationsRent voting agreements and proxies ("Voting Agreements") agreeing to vote their shares of capital stock of NationsRent in favor of approval of such issuance and granting proxies to representatives of NationsRent to vote their shares of capital stock of NationsRent in favor of approval of such issuance. Accordingly, stockholder approval of such issuance is assured. Since there is no material condition to the right of DBCI and the Other Series B Purchasers to close on the purchase of the Second Preferred Shares, the 10,666,667 shares of Common Stock into which they are convertible became beneficially owned by DBCI and the Other Series B Purchasers upon execution and delivery of the Series B Purchase Agreement and the Voting Agreements and have been included in the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

Pursuant to the Series B Purchase Agreement, NationsRent has agreed to increase the size of the Board of Directors from eight to ten, and to appoint a designee of each of DBCI and J.P. Morgan Capital Corporation to the Board of Directors.

The Reporting Persons may from time to time acquire beneficial ownership of additional Common Stock and may from time to time cease to have beneficial ownership of Common Stock, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Although the Reporting Persons do not presently plan to convert the DBCI Series B Preferred Shares to Common Stock, each reserves the right to do so. The Reporting Persons intend generally to explore means to realize favorable returns upon their investments in the DBCI Series B Preferred Shares and, accordingly, on an on-going basis, may seek, evaluate and/or respond to offers to sell or otherwise dispose of the DBCI Series B Preferred Shares or the Common Stock into which the DBCI Series B Preferred Shares are convertible (the "Conversion Shares"), either through open market or privately negotiated transactions. Such transactions may include underwritten offerings of Conversion Shares or dispositions through negotiated transactions that result in a third party's

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  9  of  21
          -----------                                               ----    ----

acquisition of some or all of the DBCI Series B Preferred Shares or the Conversion Shares. The Reporting Persons reserve the right to take any action with respect to NationsRent or any of its equity securities in any manner permitted by law.

Item 5.  Interest in Securities of the Issuer.

     (a) See Cover Pages, Items 11 and 13. DBCI beneficially owns the DBCI Series B Preferred Shares which are convertible into 8,888,889 shares of Common Stock and may be deemed to beneficially own the Other Series B Preferred Shares which are convertible into 13,333,333 shares of Common Stock. The DBCI Series B Preferred Shares and the Other Series B Preferred Shares include shares of Series B Preferred Stock that DBCI and the Other Series B Purchasers have the right (and obligation) pursuant to the Series B Purchase Agreement to acquire following receipt of Stockholder Approval that will be convertible into an aggregate of 10,666,667 shares of Common Stock (4,266,667 in the case of the DBCI Series B Preferred Shares and 6,400,000 in the case of the Other Series B Preferred Shares). As DBCI is an indirect wholly-owned subsidiary of Taunus, DBCP L.P. is the general partner of DBCI, and DBCP Inc. is the general partner of DBCP L.P., each of Taunus, DBCP L.P. and DBCP Inc. may be deemed to be the beneficial owner of the Common Stock beneficially owned by DBCI.

     In addition, a subsidiary of Taunus Corporation owns 53,200 shares of Common Stock.

     The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Pages is based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Series B Purchase Agreement, plus the 8,888,889 shares of Common Stock into which the DBCI Series B Preferred Shares are convertible, plus the 13,333,333 shares of Common Stock into which the Other Series B Preferred Shares are convertible.

     As noted above, DBCI, NR2 Holdings Limited, J.P. Morgan Capital Corporation and Sixty Wall Street Fund, L.P. may be deemed to be a group as a result of the Series B Voting Agreement.

     NR2 Holdings Limited has represented to the Reporting Persons that it is the direct beneficial owner of shares of Series B Preferred Stock that are convertible into 4,444,444 shares of Common Stock. In addition, NR2 Holdings Limited may be deemed to be the beneficial owner of the Series B Preferred Stock beneficially owned by the other members of the 13D Group, which in the aggregate is convertible into an additional 17,777,778 shares of Common Stock. Therefore, in the aggregate, NR2 Holdings Limited may be deemed to be the beneficial owner of 22,222,222 shares of Common Stock, which represents 27.6% of the outstanding Common Stock based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Series B Purchase Agreement, plus the 22,222,222 shares of Common Stock into which the shares of Series B Preferred Stock that are or may be deemed to be beneficially owned by NR2 Holdings Limited are convertible.

     J.P. Morgan Capital Corporation has represented to the Reporting Persons that it is the direct beneficial owner of shares of Series B Preferred Stock that are convertible into 6,666,667 shares of Common Stock. In addition, J.P. Morgan Capital Corporation may be deemed to be the beneficial owner of the Series B Preferred Stock beneficially owned by the other members of the 13D Group, which in the aggregate is convertible into an additional 15,555,555 shares of Common Stock. Therefore, in the aggregate, J.P. Morgan Capital Corporation may be deemed to be the beneficial owner of 22,222,222 shares of

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  10  of  21
          -----------                                               ----    ----

Common Stock, which represents 27.6% of the Common Stock based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Series B Purchase Agreement, plus the 22,222,222 shares of Common Stock into which the shares of Series B Preferred Stock that are or may be deemed to be beneficially owned by J.P. Morgan Capital Corporation are convertible.

     Sixty Wall Street Fund, L.P. has represented to the Reporting Persons that it is the direct beneficial owner of shares of Series B Preferred Stock that are convertible into 2,222,222 shares of Common Stock. In addition, Sixty Wall Street Fund, L.P. may be deemed to be the beneficial owner of the Series B Preferred Stock beneficially owned by the other members of the 13D Group, which in the aggregate is convertible into an additional 20,000,000 shares of Common Stock. Therefore, in the aggregate, Sixty Wall Street Fund, L.P. may be deemed to be the beneficial owner of 22,222,222 shares of Common Stock, which represents 27.6% of the Common Stock based upon the 58,352,704 shares of Common Stock outstanding as of August 2, 2000, as represented by NationsRent in the Series B Purchase Agreement, plus the 22,222,222 shares of Common Stock into which the shares of Series B Preferred Stock that are or may be deemed to be beneficially owned by Sixty Wall Street Fund, L.P. are convertible.

     (b) See Cover Pages Items 7 through 10. As a result of the Series B Voting Agreement, DBCI may be deemed to share voting power, but not dispositive power, over the DBCI Series B Preferred Shares and the Other Series B Preferred Shares with the other members of the 13D Group.

     To the best knowledge of the Reporting Persons, none of the persons identified on Schedule I, directly or indirectly, has the sole or shared power to direct the voting or disposition of any shares of Common Stock of NationsRent.

     (c) Pursuant to the Series B Purchase Agreement, on August 2, 2000, DBCI purchased from NationsRent 40,000 shares of Series B Preferred Stock, including 19,200 shares that it has the right (and obligation) pursuant to the Series B Purchase Agreement to acquire following receipt of Stockholder Approval. The 40,000 shares are convertible into 8,888,889 shares of Common Stock. The purchase price for the shares of Series B Preferred Stock is $1,000 per share.

     (d)  Not applicable.

     (e)  Not applicable.

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  11  of  21
          -----------                                               ----    ----

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons has any contracts, arrangements, understandings or relationships with NationsRent or with any other person with respect to the securities of NationsRent, except as set forth below.

(a)  Series B Purchase Agreement.
     ---------------------------

Pursuant to the Series B Purchase Agreement, DBCI has agreed that it or an affiliate will retain control of the voting and dispositive power with respect to a majority of the shares of Series B Preferred Stock acquired by DBCI pursuant to the Series B Purchase Agreement as long as any such shares remain outstanding. In addition, pursuant to the Series B Purchase Agreement, NationsRent has agreed to comply with all public information reporting requirements of the Securities and Exchange Commission relating to the availability of an exemption under the Securities Act of 1933 for the sale of the shares of Series B Preferred Stock issued pursuant to such agreement and the shares of Common Stock issuable upon conversion thereof (including pursuant to Rule 144 under the Securities Act of 1933). In addition, pursuant to the Series B Purchase Agreement, NationsRent has agreed to appoint a designee of each of DBCI and J.P. Morgan to the Board of Directors promptly, even though, until the acquisition of the Second Preferred Shares, DBCI, J.P. Morgan, Investcorp and their affiliates will not hold the number of shares of Series B Preferred Stock required by the Certificate of Designation for the holders of the Series B Preferred Stock to be entitled to elect two directors.

The description contained in this Item 6 of the Series B Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement which is incorporated by reference herein and is filed as Exhibit B hereto.

     (b)  Registration Rights Agreement.
          -----------------------------

In connection with the execution of the Series B Purchase Agreement, NationsRent, DBCI, the Other Series B Purchasers, James L. Kirk, H. Wayne Huizenga, NR Holdings Limited and NR Investments Limited (NR Holdings Limited and NR Investments Limited collectively, the "Series A Purchasers") entered into a registration rights agreement (the "Series B Registration Rights Agreement"). Pursuant to the Series B Registration Rights Agreement, DBCI and the Other Series B Purchasers are entitled to certain demand and piggyback registration rights with respect to their shares of Series B Preferred Stock, and DBCI, the Other Series B Purchasers and the Series A Purchasers are entitled to certain "tag-along" rights to sell shares of Common Stock issuable upon conversion of their shares of Series A Preferred Stock or Series B Preferred Stock in the event that Mr. Kirk, Mr. Huizenga or their affiliates sell any of their shares of Common Stock, subject to certain exceptions.

The description contained in this Item 6 of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is incorporated by reference herein and is filed as Exhibit C hereto.

     (c)  Preferred Stockholders Agreement.
          --------------------------------

Pursuant to the Preferred Stockholders Agreement, (i) DBCI and the Other Series B Purchasers have entered into an agreement regarding the manner in which their shares of Series B Preferred Stock will be voted as to the election of members of the Board of Directors of NationsRent that the holders of the Series B Preferred Stock are entitled to elect pursuant to the terms of the Series B Preferred Stock and (ii) the Series A Purchasers, DBCI and the Other Series B Purchasers are entitled to certain "tag-along" rights to sell shares of Series A Preferred Stock, Series B Preferred Stock or Common Stock in the event that any of them elects to sell any such shares, subject to certain exceptions.

The description contained in this Item 6 of the Preferred Stockholders Agreement is qualified in its entirety by reference to the full text of the Preferred Stockholders Agreement which is incorporated by reference herein and is filed as Exhibit D hereto.

     (d)  Certificate of Designation of the Series B Convertible
          ------------------------------------------------------
Preferred Stock.
----------------

The following is a summary of certain terms of the Series B Preferred Stock. This summary is not complete and is qualified in its entirety by reference to the Certificate of Designation for the Series B Preferred Stock, which is attached hereto as Exhibit E and which is incorporated herein by reference.

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  12  of  21
          -----------                                               ----    ----

                    Liquidation Preference. Upon any voluntary or involuntary
                    ----------------------
liquidation, dissolution or winding-up of NationsRent, each holder of Series B Preferred Stock will be entitled to payment out of the assets of NationsRent available for distribution of an amount equal to $1,000 per share of Series B Preferred Stock held by such holder (the "Liquidation Preference"), plus accrued and unpaid dividends, if any, to the date fixed for liquidation, dissolution or winding-up, before any distribution is made on the Common Stock. After payment in full of the Liquidation Preference and such dividends, if any, to which holders of Series B Preferred Stock are entitled, such holders will not be entitled to any further participation in any distribution of assets of NationsRent.

                    Dividends.  The Series B Preferred Stock will not have a
                    ---------
stated dividend other than upon a Change in Control as described below. However, in the event that NationsRent declares or pays any dividends or other distributions upon the Common Stock other than dividends paid in shares of Common Stock, NationsRent must also declare and pay to the holders of the Series B Preferred Stock, at the same time that it declares and pays such dividends or other distributions to the holders of the Common Stock, the dividends or distributions which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series B Preferred Stock had all of the outstanding shares of Series B Preferred Stock been converted immediately prior to the record date for such dividend or distribution, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends or distributions are determined.

                    Conversion Rights.  Subject to possible adjustment as
                    -----------------
described below, each share of Series B Preferred Stock is convertible into
222.2 shares of Common Stock (representing a conversion price of $4.50 per share of Common Stock based on the Liquidation Preference of $1,000 per share of Series B Preferred Stock).

     The conversion price and the number and kind of securities or rights into which the Series B Preferred Stock is convertible are subject to certain anti-dilution adjustments upon the occurrence of certain events set forth in the Certificate of Designation.

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  13  of  21
          -----------                                               ----    ----


                    Change in Control. NationsRent has no obligation to redeem
                    ------------------
or repurchase the Series B Preferred Stock, other than upon a Change in Control (as defined below).

     In the event of a Change in Control that is not in connection with an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles and that has been approved or publicly recommended by the Board of Directors, NationsRent must offer to purchase, within 20 business days after the Change in Control (or concurrently with the effectiveness of the Change in Control if NationsRent is not the surviving entity in such transaction), all of the then outstanding shares of Series B Preferred Stock at a purchase price per share, in cash, equal to the Liquidation Preference thereof plus an amount equal to 8.00% of the Liquidation Preference, compounded annually from the date of issuance of such shares to the purchase date (the "Call Price").

     In the event of a Change in Control that is not in connection with an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles and that has not been approved or
                                                      ---
publicly recommended by the Board of Directors, NationsRent may, at its option, offer to purchase for cash all of the then outstanding shares of Series B
Preferred Stock in the same manner as described above.   However, if NationsRent
elects not to make such an offer, the holders of Series B Preferred Stock will have, as an alternative to their normal conversion right, the right to convert their shares of Series B Preferred Stock into a number of shares of Common Stock equal to 110% of the Call Price per share of Series B Preferred Stock divided by the closing price of the Common Stock at the close of business on the business day prior to the expiration of the tender offer, or if the Change in Control does not result from a tender offer, the business day prior to the effective time of the Change in Control. Further, immediately following the Change in Control, the Liquidation Preference of all shares of Series B Preferred Stock that were not converted shall automatically increase to an amount equal to 110% of the Call Price and the holders will be entitled to receive dividends at the rate of 8% per year.

     In the event of a Change in Control that is an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles, then, upon the occurrence of the Change in Control, all of the then outstanding Series B Preferred Stock will be automatically converted into Common Stock having a market value equal to 110% of the Call Price, valued at the closing price of the Common Stock at the close of business on the business day prior to the effective date of the Change in Control.

     The Certificate of Designation defines a "Change in Control" as the occurrence of any of the following events:

          i. a person or group becomes the beneficial holder of more than 50% of the total voting stock of NationsRent. An acquisition of more than 50% of the stock by Messrs. Kirk or Huizenga, H. Family Investments, Inc. or any holder of Series B Preferred Stock will not be a Change in Control, unless, in the case of Messrs. Kirk and Huizenga and H. Family Investments, the event causes the Common Stock to no longer be listed on a national securities exchange or quoted on NASDAQ; or

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  14  of  21
          -----------                                               ----    ----

       ii. a merger of NationsRent or a sale or other disposition of all or substantially all of NationsRent's assets where the holders of voting stock of NationsRent prior to the transaction do not own more than 50% of the voting power of the voting stock of the entity surviving the transaction, or to which the assets were transferred.

                    Redemption at the Option of NationsRent. At any time after
                    ---------------------------------------
the first anniversary of the issuance of the Series B Preferred Stock, NationsRent may, at its election, redeem, in whole but not in part, the shares of then outstanding Series B Preferred Stock at a purchase price in cash per share of Common Stock issuable upon conversion of the Series B Preferred Stock equal to $9.00 compounded annually at the rate of 20% per annum for the period from the first anniversary of the issuance of the Series B Preferred Stock up to and including the date of redemption.

                    General Voting Rights. The holders of Series B Preferred
                    ---------------------
Stock are entitled to vote (or act by written consent) together with the holders of the Common Stock and the Series A Preferred Stock on all matters submitted to stockholders of NationsRent for a vote (or for action) except where holders of Series B Preferred Stock are entitled to vote separately as a class (as provided below) and except as otherwise required by applicable law. Each share of Series B Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of such share of Series B Preferred Stock. Except as provided below under "-- Class Voting Rights," the holders of the Series B Preferred Stock are not entitled to vote as a separate class on any matter to be voted on by stockholders of NationsRent.

                    Class Voting Rights. NationsRent may not, without the
                    -------------------
affirmative vote or consent of the holders of at least two-thirds of the shares of Series B Preferred Stock then outstanding voting or consenting as the case may be, as a separate class, take certain actions specified in the Certificate of Designation, including, among others:

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  15  of  21
          -----------                                               ----    ----

       i. authorize, create or issue any Senior Securities (as defined in the Certificate of Designation) or any obligation or security convertible into or evidencing a right to purchase any Senior Securities;

       ii. authorize an amendment or waiver of the Certificate of Designation or the Certificate of Incorporation which would have certain effects as identified in the Certificate of Designation;

      iii. make repurchases of, optional redemptions of and/or tender offers for, the capital stock of NationsRent the aggregate fair market value of which exceeds 5% of NationsRent's market capitalization (determined as provided in the Certificate of Designation) during any 12-month period that occurs in whole or in part during the first five years after August 2, 2000; or

      iv. except for a transaction constituting a Change in Control, merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of NationsRent's assets to, any person unless, if NationsRent is not the Surviving Person (as defined in the Certificate of Designation), the Series B Preferred Stock is converted into or exchanged for and becomes shares of such Surviving Person, having the same (or more favorable) powers, preferences and relative, participating, optional or other special rights as the Series B Preferred Stock had immediately prior to such transaction.

                    Voting for Directors.  In the election of directors of
                    --------------------
NationsRent, the holders of the Series B Preferred Stock, voting separately as a single class to the exclusion of all other classes or series of NationsRent's capital stock, may:

       i. elect two members of NationsRent's board of directors provided that on the record date for such vote, DBCI, J.P. Morgan, Investcorp and their affiliates have voting and dispositive power with respect to at least 66,666 shares of Series B Preferred Stock;

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  16  of  21
          -----------                                               ----    ----

       ii. elect one member of NationsRent's board of directors provided that on the record date for such vote, DBCI, J.P. Morgan, Investcorp and their affiliates have voting and dispositive power with respect to at least 33,333 shares of Series B Preferred Stock (but less than 66,666 shares of Series B Preferred Stock); or

       iii. elect one member of NationsRent's board of directors provided that on the record date for such vote, DBCI and its affiliates, J.P. Morgan and its affiliates, or Investcorp and its affiliates have voting and dispositive power with respect to at least 25,000 shares of Series B Preferred Stock (but less than 33,333 shares of Series B Preferred Stock).

     If on the record date for a vote for directors, DBCI, J.P. Morgan, Investcorp and their affiliates do not have voting and dispositive power as outlined in the immediately preceding paragraphs to elect directors as a separate class, then the holders of Series B Preferred Stock shall be entitled to vote for the election of directors voting together with the holders of the Common Stock as a single class, with each share of Common Stock entitled to one vote per share and each share of Series B Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion of the Series B Preferred Stock.

     Pursuant to the Preferred Stockholders Agreement, the Purchasers have agreed to vote their shares of Series B Preferred Stock for nominees to NationsRent's Board of Directors designated by certain Purchasers in accordance with the Preferred Stockholders Agreement.

                    Preemptive Rights.  Provided the holders of Series B
                    -----------------
Preferred Stock are entitled to elect as a class at least one member of NationsRent's Board of Directors pursuant to the Certificate of Designation, then the holders of at least 15,000 shares of Series B Preferred Stock shall have preemptive rights to purchase or subscribe to purchase any capital stock of NationsRent, or any obligation or security convertible or exchangeable into or evidencing the right to purchase any capital stock of NationsRent, offered from time to time by NationsRent for cash in a public offering or private placement (other than any such capital stock or obligation or security issued or issuable as consideration in a business combination or as compensation to an employee, consultant or otherwise).

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  17  of  21
          -----------                                               ----    ----

Item 7.    Material to be Filed as Exhibits.

     (a)  Joint Filing Agreement

     (b) Preferred Stock Purchase Agreement, among NationsRent, Inc., DB Capital Investors, L.P., NR2 Holdings Limited, J.P. Morgan Capital Corporation and Sixty Wall Street Fund, L.P., dated August 2, 2000.

     (c) Registration Rights Agreement, among NationsRent, Inc., DB Capital Investors, L.P., NR2 Holdings Limited, J.P. Morgan Capital Corporation, Sixty Wall Street Fund, L.P., James L. Kirk, H. Wayne Huizenga and, with respect to specified provisions only, NR Holdings Limited and NR Investments Limited, dated August 2, 2000.

     (d) Preferred Stockholders Agreement, among DB Capital Investors, L.P., NR Holdings Limited, NR Investments Limited, NR2 Holdings Limited, J.P. Morgan Capital Corporation and Sixty Wall Street Fund, dated August 2, 2000.

     (e) Certificate of Designation of the Series B Convertible Preferred Stock of NationsRent, Inc.

                                                           Page 18  of  21
                                                                ---     ---

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     TAUNUS CORPORATION

     By: /s/ James T. Byrne, Jr.                            August 14, 2000
        ------------------------
          Name: James T. Byrne, Jr.
               --------------------------
            Title: Secretary
                  -----------------------






     DB CAPITAL INVESTORS, L.P.
                                                            August 14, 2000
     By: DB CAPITAL PARTNERS, L.P., its General Partner

     By: DB CAPITAL PARTNERS, INC., its General Partner

     By: /s/ Jon E. Mattson
        ----------------------
          Name: Jon E. Mattson
               ---------------------
            Title: Vice President
                  ------------------

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  19  of  21
          -----------                                               ----    ----


     DB CAPITAL PARTNERS, INC.
                                                            August 14, 2000
     By: /s/ Jon E. Mattson
        --------------------

          Name: Jon E. Mattson
               --------------------------

            Title: Vice President
                  -----------------------


     DB CAPITAL PARTNERS, L.P.                              August 14, 2000

     By: DB CAPITAL PARTNERS, INC., its General Partner

     By: /s/ Jon E. Mattson
        ------------------------

          Name: Jon E. Mattson
               --------------------------

            Title: Vice President
                  -----------------------

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  20  of  21
          -----------                                               ----    ----

                                  SCHEDULE I

          The following table sets forth a list of the general partners of DBCI and DBCP L.P. and executive officers and directors of DBCP, Inc. and Taunus Corporation, which contains the following information with respect to each such person: (i) name; (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

                                       A.

                            General Partner of DBCI

                                                           Present principal occupation or employment
Name/Position                            Citizenship       and name and business address of employer
---------------------------------       -------------      -------------------------------------------
DB Capital Partners, L.P.                 Delaware         130 Liberty Street, 25th Floor
General Partner                                            New York, New York  10006

                                       B.

                          General Partner of DBCP L.P.

                                                           Present principal occupation or employment
Name/Position                            Citizenship       and name and business address of employer
---------------------------------       -------------      -------------------------------------------
DB Capital Partners, Inc.                  Delaware        130 Liberty Street, 25th Floor
General Partner                                            New York, New York  10006


                                       C.

                 Executive Officers and Directors of DBCP Inc.

                                                           Present principal occupation or employment
Name/Position                            Citizenship       and name and business address of employer
---------------------------------       -------------      -------------------------------------------
Charles Ayres                           United States      Managing Director of
Managing Director                                          DB Capital Partners, Inc.
                                                           130 Liberty Street, 25th Floor
                                                           New York, New York  10006

James Edward Virtue                     United States      President of Deutsche Bank Securities Inc.
Managing Director                                          130 Liberty Street, 25th Floor
                                                           New York, New York  10006

CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page  21  of  21

          -----------                                               ----    ----

                                       D.

             Executive Officers and Directors of Taunus Corporation

                                                          Present principal occupation or employment
Name/Position                             Citizenship     and name and business address of employer
------------------------------            ------------    -------------------------------------------
Richard W. Ferguson/                     United States    Managing Director of Deutsche Bank AG,
Director and Treasurer                                    New York Branch
                                                          31 West 52nd Street
                                                          New York, New York  10019

Gary T. Handel/                          United States    Managing Director of Deutsche Bank AG,
Director                                                  New York Branch
                                                          31 West 52nd Street
                                                          New York, NY  10019

John A. Ross/                            United States    Executive Vice President and General Manager of
Director, President and Chief                             Deutsche Bank AG,
Executive Officer                                         New York Branch
                                                          31 West 52nd Street
                                                          New York, NY  10019

Troland S. Link/                         United States    Managing Director and General Counsel of
Vice President                                            Deutsche Bank AG,
                                                          New York Branch
                                                          31 West 52nd Street
                                                          New York, NY  10019

James T. Byrne, Jr./                     United States    Managing Director and Secretary of
Secretary                                                 Bankers Trust Company
                                                          130 Liberty Street
                                                          New York, NY  10006